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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-148158

Purespectrum, Inc.

(Exact name of registrant as specified in its charter)

161 Bay Street, 27th Floor, Toronto, Ontario, M5J 2S1, 416-792-5555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 Par Value

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) reamins))

Place an X in the appropriate box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	X
Rule 12h-3(b)(1)(i)	__
Rule 12h-3(b)(1)(ii)	__
Rule 15d-6	__

Approximate number of holders of record as of the certification or notice date:                98

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be siged on its behalf by the undersigned duly authorized person.

Date: December 5, 2011            By: /s/ Cedric Atkinson, CEO
                                                                      Cedtric Atkinson, CEO

Instruction: This form is requirerd by Rules 12g-4, 12h-3 abd 15d-6 of the General Rules and Regulations unde rthe Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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